Jay Williamson, Esq.

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management

100 F. Street N.E.

Washington, D.C. 20549

March 16, 2017

Dear Mr. Williamson,

Thank you for taking the time to speak with us by telephone on March 9, 2017 and to provide the remaining comments of the Staff (the “Staff”) of the Securities and Exchange Commission concerning the amendment to the registration statement of Olden Lane Trust Series 3 (the “Trust”) filed under Form S-6/A on February 22, 2017. We appreciate the opportunity to address these comments. This letter is intended to address the Staff’s remaining concerns and advance the Trust in the registration process.

Below, we set forth our understanding of the comments received and provide our answers. Please note that the numbering scheme is intended only for ease of use.

1. Your disclosure states the Trust’s intention to use ask prices to value the Trust’s treasury obligations and purchased options and to use bid prices to value the Trust’s written options during the initial offering period. Conversely, the Trust intends to use bid prices to value the Trust’s treasury obligations and purchased options and to use ask prices to value the Trust’s written options after the initial offering period. Please clarify whether the Trust will calculate its net asset value per unit separately for the purpose of determining the offering price and redemption price per unit, or if the Trust will calculate net asset value pursuant to an accounting policy to determine values based upon the opposite sides of the market during and after the initial offering period, respectively.

Response: The Trust will not calculate its net asset value per unit differently for the purposes of determining the offering price and redemption price per unit. Both the offer price and redemption price of units of the Trust are based upon the same net asset value.

During the initial offering period, it is the policy of the Trust to calculate the net asset value per unit based upon ask side evaluations of the Trust’s treasury obligations and purchased Options and the bid price evaluations of the Trust’s written Options. Any sale or redemption of units during the initial offering period will occur at a price based upon the net asset value calculated according to such policy.

Following the initial offering period, it is the policy of the Trust to calculate the net asset value per unit based upon bid side evaluations of the Trust’s treasury obligations and purchased Options and the ask price evaluations of the Trust’s written Options. Any resale or redemption of units following the initial offering period will occur at a price based upon the net asset value calculated according to such policy.

2. Your revised disclosure indicates that the actual maximum gain is determined on the inception date and will be “at least 24%”. We do not believe such disclosure will be informative to investors because it does not inform investors of what the maximum gain is or could be. Please revise this disclosure to either state the actual maximum gain or include disclosure of the upper limit of the actual maximum gain (for example, “at least 24% and no more than 26%”). If you are unable to state the actual maximum gain, please explain why it cannot be determined until the Trust’s inception date and inform us of your plan to inform investors of the actual maximum gain.

Response: The Trust has revised the registration statement to indicate that the maximum gain of the units will be “at least $240 per unit, but not more than $300 per unit”. The registration statement has also been revised to state that: “The actual maximum gain will be determined on the inception date and will be stated in the final prospectus of the Trust.”

The actual maximum gain cannot be determined until the Trust enters the Options on the Trust’s inception date. The actual maximum gain will be stated definitively in a final prospectus included in a pre-effective amendment to the Trust’s registration statement to be filed with the Commission promptly following the Trust’s inception date.

3. We note that section entitled “Hypothetical Examples” has been revised to refer to the Trust losing and receiving value on the Options at expiration instead of making and receiving payments on the Options. Please explain this change and confirm whether the Options are cash-settled or physically-settled.

Response: On the expiration date, the Options will have a net value of between $150 per unit (resulting in an approximately $800 loss relative to the anticipated cost of the Options on the inception date) and $1,190 per unit1 (resulting in an approximately $240 gain relative to the anticipated cost of the Options on the inception date). Therefore, the

1 This amount assumes a maximum gain of $240 per unit.

Options are holdings that will increase or lose value relative to the premium that the Trust paid to enter the Options, but will not require the Trust to make a net future payment.

The headings under “Hypothetical Examples” and related disclosure on page A-8 of the Trust’s prospectus has been clarified accordingly.

The Options are physically-settled. The Trust’s process for realizing the final value of the Options at expiration is described in the section entitled “The Options” on page A-4 of the Trust’s prospectus:

The Options are intended to be liquidated on the options expiration date as near as reasonably practical to the close of market on such day rather than be exercised according to the Options’ terms in order to avoid having the Trust receive shares of the reference asset or be obligated to deliver shares of the reference asset. If the Trust is unable to liquidate the Options on the options expiration date, it will exercise the Options and, in such case, will be required to receive and/or deliver shares of the reference asset. To the extent that sold call Options or purchased put Options are exercised, the Trust will deliver all shares of the reference asset it receives in respect of the other Options and will be left with only cash settlement proceeds in respect of any exercised Options. Otherwise, the Trust will liquidate any delivered shares as quickly as practical.

The corresponding risk factor covering illiquidity of the Options appears under “Principal Risks – No one can guarantee that a liquid secondary trading market will exist for the FLEX Options” on page A-21 of the Trust’s prospectus.

We appreciate your comments and prior phone discussions. If you have any questions or comments or would like to further discuss our responses to your questions please feel free to contact me at (212) 504-6376 or my colleague, Michael Yu at (212) 504-6779.

Sincerely,

/s/ Ray Shirazi

Ray Shirazi

cc:	Michel Serieyssol Daniel Prezioso